UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2010	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

Havant, UK — July 15, 2010 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the second quarter of its 2010 fiscal year, ending May 31, 2010:

•              Management’s Discussion and Analysis of Financial Condition and Results of Operations

•              Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI).

Our NSS products are primarily hard disk drive (HDD) based storage subsystems, which we provide to Original Equipment Manufacturers (OEMs) and our SI products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2009 fiscal year, sales to our top six customers, NetApp, Dell, IBM, Seagate Technology, Western Digital and Data Domain accounted for 87% of our revenues with sales to NetApp and Dell accounting for 48% and 15% of our revenues respectively. These were also our top six customers in the six months ended May 31, 2010, and accounted for 92% of our revenues with sales to NetApp, Seagate and Dell accounting for 43%, 15% and 14% of our revenues, respectively. We had 33 customers which individually contributed more than $0.5 million to revenues in our 2009 fiscal year. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

We derive revenues primarily from the sale of our NSS products and our SI products. The sales of products in both these segments are impacted by underlying increases in the amount of digitally stored information.

Our NSS products consist primarily of HDD based storage subsystems. Our modular subsystem architecture enables us to support many segments within the networked storage market through our OEM customer base. Our revenues are primarily dependent on the worldwide storage systems market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base.

Our SI revenues are primarily derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components. We supply four main product lines in this segment: disk drive production test and qualification systems; media write systems; cleaning and contamination control equipment; and automation and factory control technology. Our SI revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

In our 2009 fiscal year, our NSS and SI revenues were impacted by the effects of upheaval in the financial markets on the macro-economic environment. This impact was particularly severe for the SI business as the disk drive manufacturers scaled back their production capacity in response to lower demand, particularly for personal computers. We saw customer demand increase in the second half of 2009 as underlying market conditions improved both for enterprise and consumer storage and that trend has continued into the first half of 2010 with a particularly significant increase in revenues and customer orders for SI products.

Over at least the past five years we have seen underlying growth in demand for NSS products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address and an increased market share of our customers. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply from an alternative supplier. This proportion is set at a maximum of 25% for our 2010 and 2011 fiscal years, but will increase in later periods. Over the longer term our revenues with our major customers will significantly depend on our ability to develop and manufacture products which compete well with those provided by contract manufacturers and these customers’ own development efforts.

Cost reduction exercise

We undertook a cost reduction exercise in the first half of 2009, in response to the changed economic environment in the final quarter of 2008. This exercise, which was completed in 2009, included a 13.1% reduction in our worldwide employee headcount, including an 18.2% reduction in our combined U.S. and U.K. employee headcount. The cost reduction activities resulted in restructuring costs of approximately $6 million. Expenses have increased significantly in 2010 to support a significant increase in customer demand. This increase includes reinstating staff benefits such as the annual profit related bonus as well as an increase in headcount across our locations.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $64 million in our 2009 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates in the prior fiscal year.  The average value of the U.K. pound relative to the U.S. dollar declined by 20% from 2008 to 2009. This movement will reduce 2010 operating expenses by approximately $11 million, subject to the impact of future movement of exchange rates on those expenses which are not hedged.

Gross Profit

Our gross profit margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components. The margins for our NSS products tend to be lower than the margins of our SI products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

Research and Development

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2009 fiscal year our research and development expenses related to over 40 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of the SBB compliant OneStor platform and a production test system designed specifically for 2.5 inch disk drives.

Over recent fiscal years research and development expenses have changed approximately in line with changes in revenue. Although we reduced expenditure in 2009 as part of the cost reduction exercise, we continued to develop our technology base to support our customers and be able to take advantage of the market improvements that we are now experiencing. We are committed to developing products based on advanced technologies and designs to support the opportunities for growth in both of our segments and have increased our expenditure in 2010 to support our customers’ growing demand and to further expand these opportunities.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations relating to SI and NSS products benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to SI products was granted in 2006 and ends in 2012. The beneficial tax status relating to NSS products was granted in February 2009 and will cover a period of ten years from 2007. The beneficial tax status for both SI and NSS products is subject to meeting certain requirements.

We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2009 we recorded a $33.9 million valuation allowance against the book value of U.K. deferred tax assets at that date and as a result our tax provision relates primarily to U.S. operations. As a result of the profits we are recording in our 2010 fiscal year we expect to utilize a significant proportion of the deferred tax assets which are subject to the valuation allowance.

In the United Kingdom and the United States we benefit from research and development tax credits although benefitting from these credits in the U.K. is dependent on the reversal of the valuation allowance against the U.K. deferred tax asset.

As of May 31, 2010, we retained a deferred tax asset of $6.5 million related to loss carryforwards and other timing differences in the United States.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended May 31,		Six Months Ended May 31,
	2010	2009	2010	2009
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	81.9	87.1	81.9	87.8
Gross profit	18.1	12.9	18.1	12.2
Operating expenses:
Research and development	4.8	9.0	5.2	9.6
Selling, general and administrative	3.4	7.6	3.5	7.6
Amortization of intangible assets	0.2	0.5	0.3	0.5
Restructuring costs	0.0	0.6	0.0	1.1
Operating income (loss)	9.7	(4.8)	9.2	(6.6)
Net income (loss)	9.6	(5.0)	9.0	(6.8)

Segment gross profit as a percentage of segment revenues:
Networked Storage Solutions	12.8	12.7	13.9	12.0
Storage Infrastructure	34.6	18.0	34.6	16.3

Three Months Ended May 31, 2010 Compared to the three Months Ended May 31, 2009

The following is a tabular presentation of our results of operations for the three months ended May 31, 2010 compared to the three months ended May 31, 2009. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended		Increase/(Decrease)
	May 31, 2010	May 31, 2009	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$343,900	$184,257	$159,643	87
Storage Infrastructure	111,999	10,482	101,517	969
Total revenues	455,899	194,739	261,160	134
Cost of revenues	373,405	169,540	203,865	120
Gross profit:
Networked Storage Solutions	44,070	23,469	20,601	88
Storage Infrastructure	38,770	1,892	36,878	1,949
Non cash equity compensation	(346)	(162)	(184)	—
Total gross profit	82,494	25,199	57,295	227
Operating expenses:
Research and development	21,890	17,512	4,378	25
Selling, general and administrative	15,305	14,833	472	3
Amortization of intangible assets	979	1,011	(32)	—
Restructuring costs	—	1,099	(1,099)	—
Operating income	44,320	(9,256)	53,576	—
Interest income, net	5	25	(20)	—
Provision for income taxes	663	412	251	—
Net income (loss)	$43,662	$(9,643)	$53,305	—

Revenues

The 134% increase in our revenues in the three months ended May 31, 2010 compared to the three months ended May 31, 2009 was attributable to increased sales of our NSS and SI products.

Revenues from sales of our NSS products increased by $159.6 million, or 87%. This was due to increased demand from all of our major OEM customers and reflects a recovery in the market for data storage following the significant decline in the first half of 2009 related to the economic downturn.

Revenues from sales of our SI products increased by $101.5 million, or 969%. Demand for SI products in the second quarter of 2009 was at historically very low levels due to our disk drive manufacturer customers reducing production capacity as a result of the economic downturn. The increase in revenues included increased sales of most of our product lines including $77.1 million for production test and qualification systems.

Cost of Revenues and Gross Profit

The increase in cost of revenues and in gross profit in the three months ended May 31, 2010 compared to the three months ended May 31, 2009 was primarily due to higher NSS and SI revenues. As a percentage of revenues, our gross profit was 18.1% for the three months ended May 31, 2010 compared to 12.9% for the three months ended May 31, 2009. This change was primarily attributable to the increased proportion of SI revenues.

The gross margin for our NSS products increased to 12.8% in the three months ended May 31, 2010 from 12.7% in the three months ended May 31, 2009. This increase included an improvement of 1.9% due to the effect of fixed costs relative to increased revenues offset by a decrease of 1.8% which resulted from a number of changes to product mix.

The gross margin for SI products increased to 34.6% in the three months ended May 31, 2010, from 18.0% in the three months ended May 31, 2009. This increase primarily resulted from the effect of fixed costs relative to higher volumes.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.3 million for the three months ended May 31, 2010 and $0.2 million for the three months ended May 31, 2009. See Note 12 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $4.4 million or 25.0% increase in research and development expense in the three months ended May 31, 2010 compared to the three months ended May 31, 2009 resulted primarily from an increase in expenses related to actual and anticipated growth in the business including employee bonuses of $1.3 million. This was offset by a $1.5 million impact of the decrease in the value of the U.K. pound relative to the U.S. dollar.

Selling, General and Administrative

Selling, general and administrative expense increased by $0.5 million in the three months ended May 31, 2010 compared to the three months ended May 31, 2009. The increase primarily results from increased costs related to the higher revenues including a $1.7 million increase in employee bonuses. This was offset by a $0.8 million impact of the decrease in the value of the U.K. pound relative to the U.S. dollar and the 2009 cost reduction exercise resulting in a lower cost base for 2010.

Restructuring costs

The $1.1 million of restructuring costs in the three months ended May 31, 2009 resulted from the cost reduction exercise described in the overview and related to employee reductions and lease terminations.

Provision for Income Taxes

The provision for income taxes primarily relates to estimated U.S. income, as described in the overview.

Net Income (Loss)

The most significant contributor towards the recording of net income of $43.7 million for the three months ended May 31, 2010 compared to a net loss of $9.6 million for the three months ended May 31, 2009, was the significant increase in revenues in both segments and the resulting increase in gross margin.

Six Months Ended May 31, 2010 Compared to the six Months Ended May 31, 2009

The following is a tabular presentation of our results of operations for the six months ended May 31, 2010 compared to the six months ended May 31, 2009. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended		Increase/(Decrease)
	May 31, 2010	May 31, 2009	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$614,883	$349,982	$264,901	76
Storage Infrastructure	159,982	28,642	131,340	459
Total revenues	774,865	378,624	396,241	105
Cost of revenues	634,773	332,533	302,240	91
Gross profit:
Networked Storage Solutions	85,383	41,858	43,525	104
Storage Infrastructure	55,406	4,660	50,746	1,089
Non cash equity compensation	(697)	(427)	(270)	—
Total gross profit	140,092	46,091	94,001	204
Operating expenses:
Research and development	40,005	36,259	3,746	10
Selling, general and administrative	26,877	28,660	(1,783)	(6)
Amortization of intangible assets	1,957	1,977	(20)	—
Restructuring costs	—	4,215	(4,215)	—
Operating income (loss)	71,253	(25,020)	96,273	—
Interest income (expense), net	(19)	85	(104)	—
Provision for income taxes	1,295	836	459	—
Net income (loss)	$69,939	$(25,771)	$95,710	—

Revenues

The 105% increase in our revenues in the six months ended May 31, 2010 compared to the six months ended May 31, 2009 was attributable to increased sales of our NSS and SI products.

Revenues from sales of our NSS products increased by $264.9 million, or 76%. This was due to increased demand from all of our major OEM customers and reflects a recovery in the market for data storage following the significant decline in the first half of 2009 related to the economic downturn.

Revenues from sales of our SI products increased by $131.3 million, or 459%. Demand for SI products in the first half of 2009 was at historically very low levels due to our disk drive manufacturer customers reducing production capacity as a result of the economic downturn. The increase in revenues included increased sales of most of our product lines including $96.0 million for production test and qualification systems.

Cost of Revenues and Gross Profit

The increase in cost of revenues and in gross profit in the six months ended May 31, 2010 compared to the six months ended May 31, 2009 was primarily due to higher NSS and SI revenues. As a percentage of revenues, our gross profit was 18.1% for the six months ended May 31, 2010 compared to 12.2% for the six months ended May 31, 2009. This change was primarily attributable to the increase in SI revenues.

The gross margin for our NSS products increased to 13.9% in the six months ended May 31, 2010 from 12.0% in the six months ended May 31, 2009. This increase was primarily due to an improvement of 1.9% due to the effect of fixed costs relative to increased revenues. A favorable impact of changes in product mix in the first quarter was offset by a negative impact of changes in product mix in the second quarter.

The gross margin for SI products increased to 34.6% in the six months ended May 31, 2010, from 16.3% in the six months ended May 31, 2009. This increase primarily resulted from the effect of fixed costs relative to higher volumes.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.7 million for the six months ended May 31, 2010 and $0.4 million for the six months ended May 31, 2009. See Note 12 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $3.7 million or 10% increase in research and development expense in the six months ended May 31, 2010 compared to the six months ended May 31, 2009 resulted primarily from increased expenditure investing in product development related to actual and anticipated growth in the business including employee bonuses of $2.0 million. This was offset by a $3.0 million impact of the decrease in the value of the U.K. pound relative to the U.S. dollar.

Selling, General and Administrative

Selling, general and administrative expense decreased by $1.8 million in the six months ended May 31, 2010 compared to the six months ended May 31, 2009. The decrease primarily results from a $2.8 million impact of the decrease in the value of the U.K. pound relative to the U.S. dollar and the increase in doubtful accounts receivable of $1.2 million recorded in the six months ended 31 May 2009. These effects were partially offset by a $2.3 million increase in employee bonuses.

Restructuring costs

The $4.2 million of restructuring costs in the six months ended May 31, 2009 resulted from the cost reduction exercise described in the overview and related to employee reductions and lease terminations.

Provision for Income Taxes

The provision for income taxes primarily relates to estimated U.S. income, as described in the overview.

Net Income (Loss)

The most significant contributor towards the recording of net income of $69.9 million for the six months ended May 31, 2010 compared to a net loss of $25.8 million for the six months ended May 31, 2009, was the significant increase in revenues in both segments and the resulting increase in gross margin.

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations. We also have available bank facilities from HSBC.

Cash flows

Net cash provided by operating activities was $13.0 million in the six months ended May 31, 2010, compared to $9.2 million in the six months ended May 31, 2009.

Cash provided by operating activities of $13.0 million for the six months ended May 31, 2010 resulted primarily from net income after excluding net non-cash charges. This amounted to $85.1 million. This was partly offset by an increase in working capital of $72.1 million. The increase in working capital related to an increase in revenues and included increases in inventory and accounts receivable of $80.3 million and $120.5 million respectively partially offset by increases in accounts payable and deferred revenue of $104.7 million and $20.7 million respectively. Deferred revenue primarily represents advance payments from customers for SI products and varies with the level of orders on hand for these products.

Cash provided by operating activities of $9.2 million for the six months ended May 31, 2009 resulted primarily from a reduction in working capital related to the reduction in revenues. This included a decrease in inventory and accounts receivable of $26.0 million and $37.8 million respectively offset by a decrease in accounts payable of $35.5 million and a decrease in deferred revenues of $3.5 million. These positive effects on cash flow were partially offset by the net loss of $25.8 million after excluding net non-cash charges totaling $13.6 million.

Net cash used in investing activities, relating to capital expenditure, was $8.6 million for the six months ended May 31, 2010, and $10.1 million for the six months ended May 31, 2009.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment and in 2009 also included a building expansion in Malaysia. We would expect our capital expenditure to generally change in line with our revenues.

Net cash provided by our financing activities was $1.9 million in the six months ended May 31, 2010 and $0.1 million in the six months ended May 31, 2009, both amounts being proceeds from the exercise of employee share options.

Liquidity

As of May 31, 2010, our principal sources of liquidity consisted of cash and cash equivalents of $58.3 million and our multi-currency credit facilities with HSBC. The facilities include a revolving line of credit which expires in October 2011, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 2.5% and 3.0% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $25.0 million and bears interest at a rate equal to 3% above LIBOR. As of May 31, 2010, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make or alliances we have entered or might enter into. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. However, we cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on form 20-F as filed with the Securities and Exchange Commission on February 23, 2010. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncements

In December 2007, the FASB issued new accounting guidance related to business combinations. This guidance retains the fundamental requirements requiring that the purchase method be used for all business combinations. It defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, the new guidance requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. These requirements are effective for any business combinations we may make in our 2010 fiscal year.

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The purpose of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. These requirements are effective for Xyratex for transfers occurring on or after 1 December 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued new guidance relating to the consolidation of variable interest entities. This guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for interim and annual periods beginning after November 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In October 2009 the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products.  This guidance is effective for annual periods beginning after June 15, 2010. Early adoption is permitted and may be prospective or retrospective. We are currently evaluating the impact of the adoption of these requirements, but do not expect the adoption to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued revised guidance on disclosures related to fair value measurements. This guidance requires new disclosures about significant transfers in and out of Level 1 and Level 2 and separate disclosures about purchases, sales, issuances, and settlements with respect to Level 3 measurements. The guidance also clarifies existing fair value disclosures about valuation techniques and inputs used to measure fair value. The new disclosures and clarifications of existing disclosures are primarily effective for us in our 2010 fiscal year. The adoption of this revised guidance did not have a material impact on our consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2010	2009
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$58,307	$51,935
Accounts receivable, net	245,260	124,715
Inventories	188,959	108,625
Prepaid expenses	3,878	4,784
Deferred income taxes	405	405
Other current assets	3,507	5,825
Total current assets	500,316	296,289
Property, plant and equipment, net	44,072	44,485
Intangible assets, net	5,248	7,207
Deferred income taxes	6,075	6,269
Total assets	$555,711	$354,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$201,060	$96,386
Employee compensation and benefits payable	14,429	8,580
Deferred revenue	31,368	10,620
Income taxes payable	1,808	2,013
Other accrued liabilities	17,709	17,413
Total current liabilities	266,374	135,012
Long-term debt	—	—
Total liabilities	266,374	135,012

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 30,259 and 29,461 issued and outstanding	303	295
Additional paid-in capital	377,127	370,925
Accumulated other comprehensive income (loss)	(2,452)	3,598
Accumulated deficit	(85,641)	(155,580)
Total shareholders’ equity	289,337	219,238
Total liabilities and shareholders’ equity	$555,711	$354,250

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended,
	May 31,	May 31,	May 31,	May 31,
	2010	2009	2010	2009
	(US dollars in thousands, except per share amounts)

Revenues	$455,899	$194,739	$774,865	$378,624
Cost of revenues	373,405	169,540	634,773	332,533
Gross profit	82,494	25,199	140,092	46,091

Operating expenses:
Research and development	21,890	17,512	40,005	36,259
Selling, general and administrative	15,305	14,833	26,877	28,660
Amortization of intangible assets	979	1,011	1,957	1,977
Restructuring costs	—	1,099	—	4,215
Total operating expenses	38,174	34,455	68,839	71,111
Operating income (loss)	44,320	(9,256)	71,253	(25,020)
Interest income (expense), net	5	25	(19)	85
Income (loss) before income taxes	44,325	(9,231)	71,234	(24,935)
Provision for income taxes	663	412	1,295	836
Net income (loss)	$43,662	$(9,643)	$69,939	$(25,771)

Net earnings (loss) per share:
Basic	$1.45	$(0.33)	$2.33	$(0.88)
Diluted	$1.39	$(0.33)	$2.25	$(0.88)

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	30,202	29,462	29,960	29,349
Diluted	31,391	29,462	31,022	29,349

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total

Balances as of November 30, 2008	29,146	$291	$366,067	$(139,166)	$(13,603)	$213,589
Issuance of common shares	313	3	84			$87
Non-cash equity compensation			2,472			$2,472
Tax on equity compensation			(835)			$(835)
Components of comprehensive loss, net of tax:
Net loss				(25,771)
Unrealized loss on forward foreign currency contracts and reclassification adjustment:					10,750
Total comprehensive loss						$(15,021)
Balances as of May 31, 2009	29,459	$294	$367,788	$(164,937)	$(2,853)	$200,292

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total
Balances as of November 30, 2009	29,461	$295	$370,925	$(155,580)	$3,598	$219,238

Issuance of common shares	798	8	1,925			$1,933
Non-cash equity compensation			4,277			$4,277
Components of comprehensive income, net of tax:
Net income				69,939
Unrealized loss on forward foreign currency contracts and reclassification adjustment:					(6,050)
Total comprehensive income						$63,889
Balances as of May 31, 2010	30,259	$303	$377,127	$(85,641)	$(2,452)	$289,337

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31,	May 31,
	2010	2009
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$69,939	$(25,771)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	8,943	9,162
Amortization of intangible assets	1,957	1,977
Non-cash equity compensation	4,277	2,472
Loss on sale of assets	69	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(120,545)	37,813
Inventories	(80,334)	26,035
Prepaid expenses and other current assets	(374)	1,896
Accounts payable	104,674	(35,477)
Employee compensation and benefits payable	5,849	(1,841)
Deferred revenue	20,748	(3,459)
Income taxes payable	(10)	39
Deferred income taxes	(1)	1
Other accrued liabilities	(2,154)	(3,669)
Net cash provided by operating activities	13,038	9,178

Cash flows from investing activities:
Investments in property, plant and equipment	(8,599)	(10,055)
Net cash used in investing activities	(8,599)	(10,055)

Cash flows from financing activities:
Proceeds from issuance of shares	1,933	87
Net cash provided by financing activities	1,933	87
Change in cash and cash equivalents	6,372	(790)
Cash and cash equivalents at beginning of period	51,935	28,013
Cash and cash equivalents at end of period	$58,307	$27,223

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.    The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of modular enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We operate in two business segments: Networked Storage Solutions (“NSS”) and Storage Infrastructure (“SI”). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test and qualification systems, media write systems, cleaning and contamination control equipment and automation and factory control technology.

2.    Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2009 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 23, 2010.

3.              Equity compensation plans

The following table summarizes equity compensation expense related to share-based awards:

	Three months ended		Six months ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
Equity compensation:
Cost of revenues	$346	$162	$697	$427
Research and development	706	317	1,424	827
Selling, general and administrative	1,068	463	2,156	1,218
Total equity compensation	2,120	942	4,277	2,472
Related income tax benefit	$—	$—	$—	$—

The Company’s share based awards primarily consist of Restricted Stock Units (“RSUs”). The Company has also operated an Employee Share Purchase Plan (“ESPP”) for U.S. employees and a Sharesave option plan for U.K. employees. The Company suspended new awards under the ESPP and the Sharesave plan during 2009 due to the volatility in its share price, but is resuming these awards in 2010. Prior to 2006 share based awards were primarily in the form of share options. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 1,684 shares authorized for future grants under the plans. Option exercises are satisfied through the issue of new shares or where previously agreed with the trustee, through the transfer of shares from an employee benefit trust.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. Equity compensation expense relating to RSUs totaling $4,235 has been recorded in the six months ended May 31, 2010.  Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2009	1,430	9.78	1.7
Granted	916	13.65
Vested	(533)	8.80
Cancelled/forfeited	(15)	13.69
Non-vested restricted stock units at May 31, 2010	1,798	11.07	1.9
Non-vested restricted stock units expected to vest at May 31, 2010	1,605	11.07	1.9	$26,051

Share Option Activity

The Company has four plans under which employees were granted options to purchase Xyratex Ltd shares prior to 2006. Options exercised, canceled or forfeited under all of the Company’s share option plans, excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2009	1,240	10.46	3.9
Exercised	(317)	8.71
Forfeited	(5)	14.31
Outstanding and exercisable at May 31, 2010	918	11.69	3.7	$4,166

Exercise prices of option activity and options outstanding denominated in U.K. pounds have been converted to the U.S. dollar equivalent in the above table using the U.K. pound/U.S. dollar exchange rate as of each transaction date or period end date as appropriate.

Employee Stock Purchase Plan and Sharesave plan

No shares were granted under the Employee Stock Purchase Plan in the six months ended May 31, 2010. Options were granted for 26 shares under the Sharesave plan in six months ended May 31, 2010.

4.     Net earnings per share

Basic net earnings per share for the three and six month periods ended May 31, 2010 and May 31, 2009 is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period. The effect of 53 and 27 common share equivalents was excluded from the diluted weighted average shares outstanding in the three and six month periods ended May 31, 2009, because their inclusion would be anti-dilutive due to the net loss recorded for the period.

	Common shares
	Three months ended		Six months ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
Total weighted average common shares — basic	30,202	29,462	29,960	29,349
Dilutive effect of share options	186	—	153	—
Dilutive effect of restricted stock units	1,003	—	909	—
Total weighted average common shares — diluted	31,391	29,462	31,022	29,349

5.     Restructuring costs

On December 4, 2008 and March 26, 2009 the Company announced details of cost reduction programs in response to worsening market conditions resulting from upheaval in the financial credit markets. This included a compulsory headcount reduction program and the closure of certain Company locations, primarily supporting research and development. The Company reduced its overall employee numbers by approximately 13%. The costs of employee and lease terminations totaled $5,898. $4,142 related to employee terminations and $1,756 to lease terminations which expire in 2010 and 2011. Of these amounts $4,215 was incurred in the six months ended May 31, 2009. This program was completed and all amounts paid by May 31, 2010 with the exception of lease costs totaling $759.

6.     Financial instruments

The Company’s principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

Forward foreign exchange contracts and options

Over 90% of the Company’s revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian Ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts and options to reduce the volatility of income and cash flows associated with this risk. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

The Company reclassified a gain of $1,902 from AOCI to earnings during the six months ended May 31, 2010 due to the realization of the underlying transactions. Such amounts were recorded as cost of sales, research and development expense or selling, general and administrative expense in proportion to the cash flow being hedged. The Company recorded the change in fair market value of derivatives related to its cash flow hedges, the balances of which are recorded in other current assets or other accrued liabilities, to AOCI of $4,148 for the six months ended May 31, 2010. For the six months ended May 31, 2009 the Company recorded in other current assets, movements from AOCI of $3,207. No taxation applies to these amounts due to the recording of a valuation allowance against U.K. deferred tax assets.

The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts

At November 30, 2009	26
Matured during the period	(12)
New contracts entered into during the period	21
At May 31, 2010	35

The fair value of derivative instruments and their location in the consolidated balance sheet as of 31 May 2010 and November 30, 2009 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	May 31, 2010	November 30, 2009

Asset derivatives	Other current assets	$—	$3,524
Liability derivatives	Other accrued liabilities	$2,366	$—

The effect of derivative instruments designated as cash flow hedges on the condensed consolidated statement of operations for the three months ended May 31, 2010 was as follows:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized (1)	Gain (Loss) Reclassified (2)

Foreign exchange contracts	$(4,148)	$1,902

(1) Amount recognized in AOCI (effective portion).

(2) Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense.

Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that all of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next eighteen months.

The following table shows derivatives existing as of May 31, 2010 and November 30, 2009:

	May 31,	November 30,
Derivatives between U.K. pound and U.S. dollar	2010	2009

Forward exchange contracts and options (notional value)	$57,167	$36,209
Average rate of contract	$1.51	$1.51
Period end rate	$1.45	$1.65
Maximum period of contracts (months)	17	11

	May 31,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2010	2009

Forward exchange contracts and options (notional value)	$11,000	$6,000
Average rate of contract	$0.30	$0.28
Period end rate	$0.30	$0.30
Maximum period of contracts (months)	9	10

Fair values

The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values. Assets and liabilities required to be carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of May 31, 2010 and at November 30, 2009 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	May 31, 2010		November 30, 2009
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$(2,366)	$(2,366)	$3,524	$3,524

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

7.     Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Four customers, each with balances greater than 10% of total accounts receivable, represented 84% of the total accounts receivable balance at May 31, 2010 and three customers represented 73% of the total accounts receivable balance at November 30, 2009. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the six months ended May 31, 2010 revenues from three customers represented 71% of total revenues and during the six months ended May 31, 2009, revenues from two customers represented 69% of total revenues. No other customer accounted for more than 10% of revenues.

8.     Identified intangible assets

	May 31, 2010	November 30, 2009
Existing technology	$8,193	$8,193
Patents and core technology	10,800	10,800
Customer relationships	4,305	4,305
	23,298	23,298
Accumulated amortization	(18,050)	(16,091)
	$5,248	$7,207

9.     Inventories

	May 31,	November 30,
	2010	2009

Finished goods	$41,547	$25,182
Work in progress	29,061	19,970
Raw materials	118,351	63,473
	$188,959	$108,625

10.  Income Taxes

The provision for income taxes for the three and six month periods ended May 31, 2010 and May 31, 2009 is based on the Company’s current estimate of effective tax rates on U.S. income of 39%, the rate being based on a forecast of income before income taxes in the year ended November 30, 2010 and November 30, 2009. U.K. losses or income are excluded from the effective rate calculation due to the recording of the valuation allowance in the 2008 fiscal year. During the six months ended May 31, 2010 there have been no changes to management’s estimates in connection with income tax items in the balance sheet including the balance of unrecognized tax benefits.

11.    Product warranty liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware.

The following table provides the changes in the product warranty accrual for the six months ended May 31, 2010:

Amount of liability
Balance at November 30, 2009:	$3,537
Accruals for warranties issued during the period	3,239
Settlements made during the period	(1,880)
Balance at May 31, 2010:	$4,896

12.  Segment Information

Description of segments.  The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—NSS and SI, each of which comprises a reportable segment.

Description of the Company’s segments:

NSS.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

SI.   Provision of high-performance, high density disk drive, process and test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit.

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2010	2009	2010	2009
Revenues:
Networked Storage Solutions	$343,900	$184,257	$614,883	$349,982
Storage Infrastructure	$111,999	$10,482	$159,982	$28,642
Total Segments	$455,899	$194,739	$774,865	$378,624

Gross profit:
Networked Storage Solutions	$44,070	$23,469	$85,383	$41,858
Storage Infrastructure	$38,770	$1,892	$55,406	$4,660
Total Segments	$82,840	$25,361	$140,789	$46,518
Equity Compensation (note 3)	$(346)	$(162)	$(697)	$(427)
Total	$82,494	$25,199	$140,092	$46,091

Depreciation and amortization:
Networked Storage Solutions	$3,089	$3,496	$6,251	$6,802
Storage Infrastructure	$1,460	$1,492	$2,829	$2,950
Total Segments	$4,549	$4,988	$9,080	$9,752
Corporate	$950	$693	$1,857	$1,387
Total	$5,499	$5,681	$10,937	$11,139

Total segments revenues represent revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: July 15, 2010	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer